Exhibit 99.5

NICE is Named Winner for its Impact on the CRM Market for the Second
Time by CRM Watchlist

This year’s prestigious award recognizes NICE as one of the most influential CRM companies in t he industry with its Customer Experience Analytics offering

Paramus, New Jersey, February 19, 2016 – NICE Systems (NASDAQ: NICE) announced that it has been selected for the second consecutive year to the CRM Watchlist, an impact award that highlights the most influential CRM companies in the industry.

NICE was selected based on a set of 12 stated criteria and additional information-gathering by analyst and influencer Paul Greenberg, who runs the Watchlist.

“This year we had the most candidates ever for the Watchlist Award, with 131 companies that applied,” said Greenberg. “In order to win, companies had to be well rounded, with financial stability, solid management, excellent products and services, and a strong partner ecosystem to help sustain its efforts. Additionally, companies had to demonstrate they had a clear vision and mission and clear-cut strategies to engage external forces, including customers, analysts, journalists and prospects.”

This year, NICE was recognized for its Customer Experience Analytics (CEA) offering, a unique combination of technologies that provide contact reasoning, journey mapping, sequencing and predicative analytics, which enable customers to connect the dots and reveal impactful trends, and maps out every touch point and every turn within their unique journeys.

“It is clear that more and more organizations understand the importance of viewing their customers’ journeys holistically,” said Miki Migdal, President, NICE Enterprise Product Group. “The ability to connect the dots between each step allows organizations to be prepared for every interaction and to proactively address customer issues before they arise. This enables businesses to consistently deliver the best experience, increasing customer satisfaction and loyalty, as well as revenue.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements:
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statement by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.